UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated November 13, 2024: Safe Bulkers, Inc. Reports Third Quarter 2024 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter 2024 Results and

Declares Dividend on Common Stock

Monaco – November 13, 2024 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine month periods ended September 30, 2024. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Nine Months 2024	Nine Months 2023
Net revenues	75.9	78.5	81.7	82.3	64.7	236.1	202.1
Net income	25.1	27.6	25.3	27.6	15.0	78.0	49.7
Adjusted Net income[1]	19.0	20.3	24.2	29.5	11.1	63.4	40.7
EBITDA[2]	47.4	49.2	47.9	48.8	34.8	144.5	107.4
Adjusted EBITDA [2]	41.3	41.8	46.8	50.7	30.9	130.0	98.3
Earnings per share basic and diluted[3]	0.22	0.24	0.21	0.23	0.12	0.67	0.38
Adjusted earnings per share basic and diluted [3]	0.16	0.17	0.20	0.25	0.08	0.53	0.30

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	17,108	18,650	18,158	18,321	14,861	17,968	15,954
Daily vessel operating expenses[5]	5,311	6,254	5,442	4,642	5,357	5,665	5,794
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,999	5,089	5,038	4,232	4,720	5,042	5,024
Daily general and administrative expenses[7]	1,680	1,595	1,513	1,473	1,453	1,595	1,460

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 3.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 3. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 3.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 3.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 4.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 4.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 4.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 4.

Selected financial highlights
In million U.S. Dollars	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Total cash[8]	92.6	81.6	87.1	98.8	83.3
Undrawn revolving credit facilities[9]	225.0	179.5	129.2	131.5	148.0
Financing commitments[10]	—	—	—	55.5	51.0
Unsecured debt[11]	110.2	105.6	107.9	108.6	103.8
Secured debt[12]	379.6	385.5	426.4	398.6	336.9
Total debt[13]	489.8	491.1	534.3	507.2	440.7
Number of vessels at period end	45	45	47	46	45
Average age of fleet	9.95	9.99	10.04	10.19	10.59
Net debt per vessel[14]	8.8	9.1	9.5	8.9	7.9

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "We had a good quarter compared to the same quarter last year, however the charter market is gradually softening, along with continuing geopolitical uncertainties. We remained focused on capital allocation towards our newbuilds program, on improving our operational efficiency and on rewarding our shareholders with a dividend of five cents per share of common stock."

Environmental Investments - Dry-Dockings

The Company is gradually renewing its fleet with newbuilds designed to meet the most recent International Maritime Organization (the "IMO") regulations related to the reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and nitrogen oxides emissions (the "IMO NOx Tier III"), and selectively selling older vessels. As of November 1, 2024, the IMO GHG Phase 3 NOx Tier III newbuild program consisted of 18 vessels in the aggregate, including contracts for two methanol dual-fueled Kamsarmax newbuilds. Eleven of such newbuild vessels have already been delivered to us. The aggregate capital expenditure of the newbuild program is approximately $662.1 million, of which $455.6 million or 69% have already been paid.

Furthermore, the Company is continuing the environmental upgrade program of its existing fleet, targeting increased energy efficiency and lower fuel consumption, which is expected to reduce GHG emissions. As of November 1, 2024, 24 existing vessels have been upgraded. The cost of low friction paint applications that are part of the environmental upgrades is recorded as operating expenses, while the cost of energy saving devices is capitalized and recorded as capital expenditures.

All eight of the Company's Capesize class vessels are equipped with exhaust cleaning devices ("Scrubbers"). During the third quarter of 2024 and as of November 1, 2024, the Company has completed dry dockings, including environmental upgrades on three vessels, namely the Mount Troodos, the Pedhoulas Merchant and the Troodos Air  and has initiated dry docking, including environmental upgrades, on one vessel, namely the Venus Heritage, with a total of 25 estimated aggregate down time days.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and sale and lease back financings.

11 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Fleet Update

As of November 1, 2024, we had a fleet of 46 vessels consisting of 8 Panamax, 13 Kamsarmax, 17 Post-Panamax and 8 Capesize class vessels, with an aggregate carrying capacity of 4.6 million dwt and an average age of 9.8 years. In our fleet, 11 are IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards and 11 vessels are eco-ships built 2014 onwards. From our remaining existing fleet all but one have already been environmentally upgraded. During the fourth quarter of 2024 we have scheduled to upgrade the remaining vessel.

Orderbook

As of November 1, 2024, we had an orderbook of seven IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled, with scheduled deliveries, one in 2025, four in 2026 and two in 2027.

Vessel Sales

In July 2024, the Company delivered to her new owners the Paraskevi 2, a 2011-built, Panamax class, dry-bulk vessel, sold at a gross sale price of $20.3 million, which was purchased in 2021 for $14.1 million.

Newbuild deliveries

In July 2024, the Company took delivery of the Chinese-built Kamsarmax class Pedhoulas Farmer, its tenth IMO GHG Phase 3 - NOx Tier III newbuild, with advanced energy efficiency characteristics resulting in lower fuel consumption.

In October 2024, the Company took delivery of the Chinese-built Kamsarmax class Pedhoulas Fighter, its eleventh IMO GHG Phase 3 - NOx Tier III newbuild, sister to the Pedhoulas Farmer.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers15 without any management commission.

During the third quarter of 2024, we operated 45.27 vessels, on average earning a TCE of $17,108, compared to 44.13 vessels earning a TCE of $14,861 during the same period in 2023. As of November 1, 2024, we employed, or had contracted to employ, (i) 15 vessels in the spot time charter market (with up to three months` original duration) and (ii) 32 vessels in the period time charter market (with original duration in excess of three months). Of the vessels chartered in the period time charter market, 12 have an original duration of more than two years. The average remaining charter duration across our fleet was 0.7 years and we had contracted revenue of approximately $232.7 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit.

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein  as "our Manager" and collectively "our Managers".

In September 2024, the Company agreed the extension of the long-term period time charter of the Capesize class Lake Despina in direct continuation with the same charterer. The new time charter period will commence in December 2024 with a  minimum duration of four years at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment, equivalent to a gross daily time charter rate of $25,911; plus compensation for the use of the Scrubber. This employment is anticipated to generate approximately $37.6 million of gross revenue from charter hire and about $3.5 million from scrubber use assuming a $120 spread per metric ton, for the minimum scheduled four year period of the time charter.

As of November 1, 2024, all eight of our Capesize class vessels have been chartered in period time charters, six of which have remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 2.6 years and the average daily charter hire was $23,563, resulting in a contracted revenue of approximately $175.7 million net of commissions, excluding the additional compensation related to the use of Scrubbers.

Our contracted fleet employment profile as of November 1, 2024, is presented in Table 1 below.

Table 1: Contracted employment profile of fleet ownership days as of November 1, 2024

2024 (remaining)	79%
2024 (full year)	92%
2025	29%
2026	9%

Debt

As of September 30, 2024, our consolidated debt before deferred financing costs was $498.7 million, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. Our consolidated leverage16 was approximately 32% and our weighted average interest rate during the three-month period ended September 30, 2024 was 6.35% inclusive of the applicable loan margin. During the three-month period ended September 30, 2024, we made scheduled principal payments of $6.7 million, voluntary principal payments of $14.0 million and drawings of $15.0 million under our existing revolving facilities. The repayment schedule of our debt as of September 30, 2024, is presented in Table 2 below:

16 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 2: Loan repayment Schedule as of September 30, 2024

(in USD million)

Ending December 31,	2024	2025	2026	2027	2028	2029	2030	2031-2034	Total
Secured debt	6.7	60.8	57.3	49.9	54.2	41.1	29.7	87.4	387.1
Unsecured debt	0.0	0.0	0.0	111.6	0.0	0.0	0.0	0.0	111.6
Total debt	6.7	60.8	57.3	161.5	54.2	41.1	29.7	87.4	498.7
Fleet scrap value[17]									330.5

Liquidity, capital resources, capital expenditure requirements and debt as of September 30, 2024

As of September 30, 2024, we had a fleet of 45 vessels and an orderbook of eight newbuilds. In relation to our orderbook, we had paid $94.6 million and had $231.6 million of remaining capital expenditure requirements.

We had $92.6 million in cash, cash equivalents, bank time deposits and restricted cash and $225.0 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Furthermore, we had contracted revenue of approximately $251.4 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of one unencumbered vessel and eight newbuilds upon their delivery.

In relation to capital expenditure requirements of the eight newbuilds, the schedule of payments were $25.1 million in the fourth quarter of 2024, $40.1 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of our fleet was $330.5 million and the outstanding consolidated debt before deferred financing costs was $498.7 million, including the unsecured bond.

Liquidity, capital resources, capital expenditure requirements and debt as of November 1, 2024

As of November 1, 2024, we had a fleet of 46 vessels and an orderbook of seven newbuilds. In relation to our orderbook, we have paid $83.9 million and had $206.5 million of remaining capital expenditure requirements.

We had $90.1 million in cash, cash equivalents, bank time deposits, restricted cash and $205.0 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Furthermore, we had contracted revenue of approximately $232.7 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of two unencumbered vessels and seven newbuilds upon their delivery.

In relation to capital expenditure requirements of the seven newbuilds, the schedule of payments was $40.1 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of the fleet was $333.2 million and the outstanding consolidated debt before deferred financing costs was $514.5 million, including the unsecured bond.

17 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding any held for sale vessels, and market scrap rate of $477.5/lwt ton (Clarksons data) on September 30, 2024 and $472.5/lwt ton (Clarksons data) on November 1, 2024.

Dividend Policy

On November 13, 2024, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which is payable on December 17, 2024, to the shareholders of record of the Company's common stock at the close of trading on December 2, 2024. As of November 1, 2024, the Company had 106,777,686 shares of common stock issued and outstanding.

In October 2024, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from July 30, 2024 to October 29, 2024. The dividend was paid on October 30, 2024, to all shareholders of record as of October 18, 2024 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In July 2024, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which was paid on September 5, 2024, to the shareholders of record of the Company's common stock at the close of trading on August 21, 2024.

In July 2024, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from April 30, 2024 to July 29, 2024. The dividend was paid on July 30, 2024, to all shareholders of record as of July 19, 2024 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company's earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries and territories have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crews, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea and conflicts in Middle East

Following attacks on merchant vessels in the region of the southern end of the Red Sea, there is disruption in the maritime trade and supply chains towards the Mediterranean Sea through the Suez Canal. Since the beginning of this disruption, we have diverted our fleet from sailing in the Red Sea region. The conflicts in the Middle East represent additional geopolitical and economic risks that could increase the volatility of the global economy. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether there will be any impact on our operations which could negatively affect our results of operations and financial condition.

Conference Call

On Thursday, November 14, 2024, at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13749644. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com, and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2024 Results

During the third quarter of 2024, we operated in a stronger charter market environment compared to the same period in 2023, with increased revenues due to higher charter hires, increased earnings from Scrubber fitted vessels and higher interest expenses due to increased interest rates. During the third quarter of 2024, we operated 45.27 vessels on average, earning an average TCE of $17,108 compared to 44.13 vessels earning an average TCE of $14,861 during the same period in 2023. The Company's net income for the third quarter of 2024 was $25.1 million compared to net income of $15.0 million during the same period in 2023. The main factors driving the change in net income are as follows:

Net revenues: Net revenues increased by 17% to $75.9 million for the third quarter of 2024, compared to $64.7 million for the same period in 2023. This is due to higher revenues from charter hires and increased revenues earned by our Scrubber fitted vessels as well as due to the increased average number of vessels during the third quarter of 2024.

Vessel operating expenses: Vessel operating expenses increased by 2% to $22.1 million for the third quarter of 2024 compared to $21.8 million for the same period in 2023 mainly due to the following factors: (i) spare parts, stores and provisions increased to $4.7 million for the third quarter of 2024, compared to $4.1 million for the same period in 2023 as a result of the increased average number of vessels operated during the third quarter of 2024, (ii) crew wages and crew expenses increased to $10.2 million for the third quarter of 2024, compared to $9.7 million for the same period in 2023, mainly due to the increased average number of vessels operated during the third quarter of 2024 and (iii) dry-docking expenses decreased to $1.3 million, related to one fully completed and two partially completed dry-dockings during the third quarter of 2024, compared to $2.1 million related to two fully completed and three partially completed dry-dockings for the same period in 2023. The Company expenses dry-docking and pre-delivery costs as incurred, which costs vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $1.3 million and $2.6 million for the third quarter of 2024 and 2023, respectively, vessel operating expenses increased by 8% to $20.8 million during the third quarter of 2024 in comparison to $19.2 million during the same period of 2023. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second-hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense, while many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense increased by $1.0 million, or 7% to $14.7 million for the third quarter of 2024, compared to $13.7 million for the same period in 2023, due to the increased number of vessels during the third quarter of 2024.

Foreign currency gain/(loss): Foreign currency loss amounted to $2.6 million for the third quarter of 2024, compared to a gain of $1.5 million for the same period in 2023, due to the unrealized loss on the valuation of the €100 million  bond.

(Loss)/gain on derivatives: Gain on derivatives amounted to $1.1 million for the third quarter of 2024, compared to a loss of $0.9 million for the same period in 2023, due to the unrealized gain on the Foreign currency agreements fair value.

Voyage expenses: Voyage expenses decreased to $5.4 million for the third quarter of 2024, compared to $5.9 million for the same period in 2023 mainly due to decreased bunker consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunker consumption.

Gain on sale of assets: Gain on sale of assets increased to $7.7 million in the third quarter of 2024, compared to $3.3 million for the same period in 2023, as a result of a gain from the sale of one vessel in each respective period.

Interest expense: Interest expense increased to $7.7 million in the third quarter of 2024 compared to $6.2 million for the same period in 2023, mainly due to the increased weighted average interest rate of 6.35% during the third quarter of 2024, compared to 6.24% for the same period in 2023 as a result of the increased weighted average loans outstanding.

Daily vessel operating expenses18: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 1% to $5,311 for the third quarter of 2024 compared to $5,357 for the same period in 2023. Daily vessel operating expenses excluding dry-docking and predelivery expenses increased by 6% to $4,999 for the third quarter of 2024 compared to $4,720 for the same period in 2023.

Daily general and administrative expenses18: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 16% to $1,680 for the third quarter of 2024, compared to $1,453 for the same period in 2023, due to the increase in the management fees payable to our Managers.

18  See table 4

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2023	2024	2023	2024
REVENUES:
Revenues	67,101	79,236	209,909	246,159
Commissions	(2,451)	(3,313)	(7,797)	(10,018)
Net revenues	64,650	75,923	202,112	236,141
EXPENSES:
Voyage expenses	(5,948)	(5,419)	(16,105)	(14,394)
Vessel operating expenses	(21,750)	(22,121)	(69,583)	(71,286)
Depreciation	(13,735)	(14,669)	(39,913)	(43,160)
General and administrative expenses	(5,899)	(6,996)	(17,536)	(20,069)
Gain on sale of assets	3,316	7,674	7,953	16,555
Operating income	20,634	34,392	66,928	103,787
OTHER (EXPENSE) / INCOME:
Interest expense	(6,162)	(7,681)	(17,510)	(23,521)
Other finance cost	(142)	(96)	(562)	(437)
Interest income	841	725	1,667	2,369
(Loss)/Gain on derivatives	(900)	1,097	651	(1,062)
Foreign currency gain/(loss)	1,491	(2,631)	461	(925)
Amortization and write-off of deferred finance charges	(717)	(683)	(1,894)	(2,196)
Net income	15,045	25,123	49,741	78,015
Less Preferred dividend	2,000	2,000	6,000	6,000
Net income available to common shareholders	13,045	23,123	43,741	72,015
Earnings per share basic and diluted	0.12	0.22	0.38	0.67
Weighted average number of shares	111,603,616	106,774,053	114,295,273	107,987,162

	Nine-Months Period Ended September 30,
	2023	2024
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	83.2	101.0
Net cash used in investing activities	(85.5)	(27.6)
Net cash used in financing activities	(23.9)	(66.5)
Net (decrease)/increase in cash and cash equivalents	(26.2)	6.9

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2023	September 30, 2024
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	89,942	85,292
Other current assets	32,550	34,225
Assets held for sale	24,229	—
Vessels, net	1,091,518	1,122,000
Advances for vessels	89,703	96,695
Restricted cash non-current	8,850	7,275
Other non-current assets	3,024	2,504
Total assets	1,339,816	1,347,991
LIABILITIES AND EQUITY
Current portion of long-term debt	24,781	60,213
Other financing liability	748	—
Other current liabilities	30,204	28,806
Long-term debt, net of current portion	482,391	429,561
Other non-current liabilities	9,181	4,049
Shareholders’ equity	792,511	825,362
Total liabilities and equity	1,339,816	1,347,991

TABLE 3

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2023	2024	2023	2024
Adjusted Net Income
Net Income	15,045	25,123	49,741	78,015
Less Gain on sale of assets	(3,316)	(7,674)	(7,953)	(16,555)
Less Loss/(gain) on derivatives	900	(1,097)	(651)	1,062
Plus Foreign currency (gain)/loss	(1,491)	2,631	(461)	925
Adjusted Net income	11,138	18,983	40,676	63,447
EBITDA - Adjusted EBITDA
Net Income	15,045	25,123	49,741	78,015
Plus Net Interest expense	5,321	6,956	15,843	21,152
Plus Depreciation	13,735	14,669	39,913	43,160
Plus Amortization and write-off of deferred finance charges	717	683	1,894	2,196
EBITDA	34,818	47,431	107,391	144,523
Less Gain on sale of assets	(3,316)	(7,674)	(7,953)	(16,555)
Less Loss/(gain) on derivatives	900	(1,097)	(651)	1,062
Plus Foreign currency (gain)/loss	(1,491)	2,631	(461)	925
ADJUSTED EBITDA	30,911	41,291	98,326	129,955
Earnings per share
Net Income	15,045	25,123	49,741	78,015
Less Preferred dividend	2,000	2,000	6,000	6,000
Net income available to common shareholders	13,045	23,123	43,741	72,015
Weighted average number of shares	111,603,616	106,774,053	114,295,273	107,987,162
Earnings per share	0.12	0.22	0.38	0.67
Adjusted Earnings per share
Adjusted Net income	11,138	18,983	40,676	63,447
Less Preferred dividend	2,000	2,000	6,000	6,000
Adjusted Net income available to common shareholders	9,138	16,983	34,676	57,447
Weighted average number of shares	111,603,616	106,774,053	114,295,273	107,987,162
Adjusted Earnings per share	0.08	0.16	0.30	0.53

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives, and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives, gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 4: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2023	2024	2023	2024
FLEET DATA
Number of vessels at period end	45	45	45	45
Average age of fleet (in years)	10.59	9.95	10.59	9.95
Ownership days (1)	4,060	4,165	12,009	12,583
Available days (2)	3,950	4,121	11,659	12,341
Average number of vessels in the period (3)	44.13	45.27	43.99	45.92
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 14,861	$ 17,108	$ 15,954	$ 17,968
Daily vessel operating expenses (5)	$ 5,357	$ 5,311	$ 5,794	$ 5,665
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,720	$ 4,999	$ 5,024	$ 5,042
Daily general and administrative expenses (7)	$ 1,453	$ 1,680	$ 1,460	$ 1,595
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 67,101	$ 79,236	$ 209,909	$ 246,159
Less commissions	(2,451)	(3,313)	(7,797)	(10,018)
Less voyage expenses	(5,948)	(5,419)	(16,105)	(14,394)
Time charter equivalent revenue	$ 58,702	$ 70,504	$ 186,007	$ 221,747
Available days (2)	3,950	4,121	11,659	12,341
Time charter equivalent rate (4)	$ 14,861	$ 17,108	$ 15,954	$ 17,968

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 5: Detailed fleet and employment profile as of November 1, 2024

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Zoe [11]	75,000	2013	Japan	Period	$ 16,750	3.75%	February 2024	January 2025
Koulitsa 2	78,100	2013	Japan	Period	$ 16,500	5.00%	July 2024	January 2025
Kypros Land[11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot[23]	$ 17,000	5.00%	September 2024	November 2024
Pedhoulas Leader	82,300	2007	Japan	Period[26]	$ 12,400	5.00%	November 2023	December 2024
Pedhoulas Commander	83,700	2008	Japan	Period	$ 17,850	5.00%	May 2024	January 2025
Pedhoulas Rose	82,000	2017	China	Spot[18]	$ 15,200	5.00%	September 2024	November 2024
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period	$ 15,000	5.00%	October 2024	February 2025
Vassos[8]	82,000	2022	Japan	Spot	$ 16,000	3.75%	October 2024	December 2024
Pedhoulas Trader[20]	82,000	2023	Japan	Period	$ 19,500	5.00%	July 2024	July 2025
Morphou	82,000	2023	Japan	Period[19]	$ 17,569	5.00%	January 2024	December 2024
Rizokarpaso[31]	82,000	2023	Japan	Period[22]	$ 16,800	5.00%	November 2023	November 2024
				Period	$ 16,900	5.00%	November 2024	October 2025
Ammoxostos[32]	82,000	2024	Japan	Period[28]	$ 18,000	5.00%	January 2024	December 2024
Kerynia	82,000	2024	Japan	Period	$ 18,750	5.00%	January 2024	November 2024
Pedhoulas Farmer	82,500	2024	China	Spot	$ 20,000	5.00%	November 2024	November 2024
Pedhoulas Fighter	82,500	2024	China	Spot	$ 16,500	5.00%	October 2024	November 2024
Post-Panamax
Marina	87,000	2006	Japan	Period[18,25]	$ 13,097	5.00%	January 2024	December 2024
Xenia	87,000	2006	Japan	Period[18]	$ 14,500	5.00%	October 2024	March 2025
Sophia	87,000	2007	Japan	Spot[18,9]	$ 9,720	5.00%	August 2024	November 2024
Eleni	87,000	2008	Japan	Spot[18]	$ 11,250	5.00%	September 2024	November 2024
				Spot[18]	$ 13,000	5.00%	September 2024	October 2024
Martine	87,000	2009	Japan	Spot[18]	$ 19,500	5.00%	October 2024	January 2025
Andreas K	92,000	2009	South Korea	Spot[18]	$ 13,100	5.00%	August 2024	November 2024
Agios Spyridonas	92,000	2010	South Korea	Spot[18]	$ 12,250	5.00%	September 2024	November 2024
				Spot[18]	$ 12,500	5.00%	November 2024	December 2024
Venus Heritage[11]	95,800	2010	Japan	Drydocking			October 2024	November 2024
				Period[18]	$ 17,950	5.00%	November 2024	July 2025
Venus History[11]	95,800	2011	Japan	Spot[18]	$ 15,250	5.00%	September 2024	November 2024
Venus Horizon	95,800	2012	Japan	Period[18]	$ 18,000	5.00%	September 2024	May 2025
Venus Harmony	95,700	2013	Japan	Period	$ 18,250	5.00%	January 2024	December 2024
Troodos Sun[16]	85,000	2016	Japan	Period[18]	$ 18,000	5.00%	May 2024	January 2025
Troodos Air	85,000	2016	Japan	Spot[18,24]	$ 9,600	5.00%	October 2024	December 2024
Troodos Oak	85,000	2020	Japan	Spot	$ 14,500	5.00%	October 2024	December 2024
Climate Respect	87,000	2022	Japan	Period	$ 22,400	5.00%	May 2024	May 2025
Climate Ethics	87,000	2023	Japan	Spot	$ 16,000	5.00%	October 2024	December 2024
Climate Justice	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2023	June 2025
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,34]	$ 20,000	5.00%	July 2024	May 2026
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18,27]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[10]	176,000	2012	China	Period[18,17]	$ 26,000	5.00%	July 2024	February 2026
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,200	3.75%	February 2022	December 2024
					$ 25,911	3.75%	December 2024	July 2028
Stelios Y	181,400	2012	Japan	Period[18,15]	$ 24,400	3.75%	November 2021	January 2025
				Period[18,29]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Maria	181,300	2014	Japan	Period[18,30]	$ 25,950	5.00%	April 2024	March 2028
Michalis H	180,400	2012	China	Period[18,21]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,641,600
CHARTERED-IN
Arethousa[33]	75,000	2012	Japan	Spot	$ 13,800	5.00%	October 2024	November 2024
TOTAL	75,000
Orderbook
TBN	82,000	Q2 2025	Japan
TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,800	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TOTAL	571,800

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of November 1, 2024, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period will commence in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) A spot time charter at a daily gross charter rate of $9,500 for the first 75 day and at a gross daily charter rate linked to the BKI 1A times 107.5% thereafter plus ballast bonus of $0.1 million upon charter commencement.

(10) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter for a duration of 18 to 21 months at a gross daily charter rate of $26,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 18 to 21 months at the same gross daily charter rate.

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) A period time charter for a duration of 10 to 13 months at a daily gross charter rate of $14,500 for the first 45 days and a daily gross charter rate of $18,050 for the remaining period.

(20) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $16,800. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $18,300.

(23) A spot time charter at a daily gross charter rate of $17,000 plus ballast bonus of $0.7 million upon charter commencement.

(24) A spot time charter at a daily gross charter rate of $9,600 for the first 75 days and at a gross daily charter rate linked to the BKI 1A times 115% thereafter plus ballast bonus of $0.1 million upon charter commencement.

(25) A period time charter for a duration of 11 to 13 months at a daily gross charter rate of $11,250 for the first 60 days and a daily gross charter rate of $13,500 for the remaining period plus ballast bonus of $0.6 million upon charter commencement

(26) A period time charter for a duration of 10 to 12 months at a gross daily charter rate of $12,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 10 to 12 months at a gross daily charter rate of $14,400.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $18,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $19,400.

(29) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(30) A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.

(31) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(32) MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(33) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months. In July 2024 the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024 the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter.

(34) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com